Vizsla Appoints Veljko Brcic as VP of
Corporate Development

(VZLA-TSX-V)

VANCOUVER, BC, Oct. 1, 2020 /CNW/ - Vizsla Resources Corp. (TSX-V: VZLA) (OTCQB:VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to announce that it has appointed Veljko Brcic to the role of Vice President of Corporate Development.

Veljko has over eight years of industry experience, most recently as a Senior Associate of the investment team at Pala Investments, a Swiss-based mining focused private equity fund. During his time at Pala, Veljko was involved in the origination, negotiation and due diligence of multiple investments covering a range of commodities - most notably precious and battery metals - geographical locations, and stages of development. He also supported many of Pala's portfolio companies on a range of strategic initiatives, M&A opportunities, and financial planning.

Prior to joining Pala, Veljko spent three years at Sattva Capital, where he supported Canadian mining companies doing business in Latin America. Veljko holds an MBA from HEC Paris and a BCom with honours from UBC. His native language is Spanish.

Michael Konnert, President and CEO stated, "We are very pleased to welcome Veljko to the Vizsla team. In addition to his strong experience and education, he shares the determined entrepreneurial attitude that Vizsla is known for. The Company is looking forward to Veljko's guidance and support in accomplishing Vizsla's goal of becoming a precious metals producer."

Vizsla has consolidated the high-grade Panuco district in Sinaloa, Mexico for the first time in its modern history and is undergoing a 31,300 metre drill program focused on the Napoleon, Cordon del Oro and Animas vein corridors. Vizsla is well funded with over $30M in cashand actively exploring the project.

About the Panuco project

Vizsla has an option to acquire 100% of the newly-consolidated 9,386.5 Ha Panuco district in southern Sinaloa, Mexico, near the city of Mazatlán. The option allows for the acquisition of over 75 km of total vein extent, a 500 tpd mill, 35 kms of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Options Grant

In conjunction with his appointment, Mr. Brcic has been granted 125,000 options at a price of $1.46 and will vest over four years. They are exercisable for a period of five years from the date of the grant and are subject to the policies of the TSX Venture Exchange.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward- looking statements or information relate to, among other things: the development of Panuco, including drilling activities; future mineral exploration, development and production; and completion of a maiden drilling program.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Resources Corp.

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For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 838-4327, Email: michael@vizslaresources.com

CO: Vizsla Resources Corp.

CNW 13:30e 01-OCT-20